UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Paid, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69561N402

(CUSIP Number)

Allan Pratt

79 Laurendale Ave.

Waterdown, Ontario L8B 0M6, Canada

(647) 883-6759

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69561N402

1	NAME OF REPORTING PERSON

Pratt Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		329,390 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

329,390 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

329,390 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes 900 Exchangeable Shares which are exchangeable into 320,400 shares of Common Stock.
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CUSIP No. 69561N402

1	NAME OF REPORTING PERSON

1602256 Ontario Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,717 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,717 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,717 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

(1)	Includes 73 Exchangeable Shares which are exchangeable into 25,988 shares of Common Stock.
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CUSIP No. 69561N402

1	NAME OF REPORTING PERSON

Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		959,989 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

959,989 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

959,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 2,623 Exchangeable Shares which are exchangeable into 933,788 shares of Common Stock.
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CUSIP No. 69561N402

1	NAME OF REPORTING PERSON

Allan Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,062,284 (1), (3)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		959,989 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,262,284 (1)
	10	SHARED DISPOSITIVE POWER

959,989 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,022,273 (1), (2), (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.8%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 2,100 Exchangeable Shares which are exchangeable into 747,600 shares of Common Stock.
(2)	Includes 2,623 Exchangeable Shares which are exchangeable into 933,788 shares of Common Stock.
(3)	Includes 800,000 shares of Common Stock for which Mr. Pratt has been granted an irrevocable proxy to vote.
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CUSIP No. 69561N402

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Paid, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 225 Cedar Hill Street, Marlborough, Massachusetts 01752.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Pratt Family Trust, a Canadian trust, with respect to the Shares directly and beneficially owned by it;
(ii)	1602256 Ontario Limited, a Canadian limited company (“Ontario Ltd”), with respect to the Shares directly and beneficially owned by it;
(iii)	Barbara Pratt (“Mrs. Pratt”), who serves as a Co-Trustee of the Pratt Family Trust and a director and officer of Ontario Ltd; and
(iv)	Allan Pratt (“Mr. Pratt”), who serves as a Co-Trustee of the Pratt Family Trust and a director and officer of Ontario Ltd.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of the Reporting Person is 79 Laurendale Ave., Waterdown, Ontario L8B 0M6, Canada.

(c)       The principal business of the Pratt Family Trust is serving an estate planning purpose. The principal business of Ontario Ltd is providing consulting services. Mrs. Pratt is a Co-Trustee of the Pratty Family Trust and a director and officer of Ontario Ltd. Mr. Pratt is a Co-Trustee of the Pratt Family Trust and a director and officer of Ontario Ltd. Mr. and Mrs. Pratt are the only directors and officers of Ontario Ltd.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Pratt Family Trust and Ontario Ltd are organized under the laws of Canada. Mr. Pratt and Mrs. Pratt are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as otherwise set forth herein, the shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with the Business Combination (as defined and described in Item 4 below) and pursuant to coupon payments on shares of the Issuer’s preferred stock that are no longer outstanding. Ontario Ltd purchased 73 Exchangeable Shares (as defined in Item 6 below), which may be exchanged into 25,988 shares of Common Stock, with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) for approximately CAD$60,000, including brokerage commissions. 487,040 of the shares of Common Stock directly beneficially owned by Mr. Pratt were acquired in connection with his service as an officer and director of the Issuer.

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CUSIP No. 69561N402

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of shares of Common Stock in connection with the effectiveness of the business combination by and among the Issuer, certain of its subsidiaries and emergeIT Inc. (“emergeIT”) on December 30, 2016 (the “Business Combination”). Mr. Pratt was the co-founder, CEO and President of emergeIT, and subsequently served as the President and CEO of the Issuer through February 2020.

Mr. Pratt also served as a director of the Issuer until the Board of Directors (the “Board”) purportedly and invalidly voted to shrink the size of the Board from five to three directors on March 27, 2020 and claimed that Mr. Pratt’s term expired on April 17, 2020, without the holding of a meeting of stockholders of the Issuer. It is well settled law in Delaware that the Board lacks such authority. Accordingly, the Reporting Persons believe that all actions of the Board since Mr. Pratt’s purported removal have been ultra vires and invalid. The Reporting Persons are evaluating all available remedies with respect to this matter and intend to hold each member of the Board accountable to the fullest extent permitted by law.

The Reporting Persons caution the Board against taking any further actions, for which it lacks authority, prior to the composition of the Board being properly reconstituted. For the avoidance of doubt, the Issuer must not, among other things, enter into any material agreements or understandings, increase or decrease the amount of its outstanding share capital (other than exchanging Exchangeable Shares for Common Stock upon requests by the existing holders of Exchangeable Shares), issue or modify any equity awards or enter into any new executive employment arrangements.

On March 19, 2021, Mr. Pratt filed a claim in the Ontario Superior Court of Justice against the Issuer and its subsidiary ShipTime Canada Inc. for wrongful termination of employment.

Except as set forth above or as would occur upon or in connection with completion of, or following, any of the actions set forth below, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 69561N402

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 6,455,164 shares of Common Stock outstanding as of November 13, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020. The Issuer has further disclosed that it has reserved for issuance 2,213,608 shares of Common Stock with respect to the remaining 6,218 Exchangeable Shares outstanding, and that such shares of Common Stock are considered issued and outstanding for reporting purposes.

As of the date hereof, the Pratt Family Trust beneficially owned 329,390 shares of Common Stock, including 900 Exchangeable Shares which are exchangeable into 320,400 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding.

As of the date hereof, Ontario Ltd beneficially owned 26,717 shares of Common Stock, including 73 Exchangeable Shares which are exchangeable into 25,988 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

As of the date hereof, Mrs. Pratt directly beneficially owned 603,882 shares of Common Stock, including 1,650 Exchangeable Shares which are exchangeable into 587,400 shares of Common Stock. Mrs. Pratt, as a Co-Trustee of the Pratt Family Trust, may be deemed to beneficially own the 329,390 shares of Common Stock beneficially owned by the Pratt Family Trust, and as a director and officer of Ontario Ltd, may be deemed to beneficially own the 26,717 shares of Common Stock beneficially owned by Ontario Ltd, which, together with the 603,882 shares of Common Stock she directly beneficially owns, constitutes aggregate beneficial ownership of 959,989 shares of Common Stock, representing approximately 14.9% of the shares of Common Stock outstanding.

As of the date hereof, Mr. Pratt directly beneficially owned 1,262,284 shares of Common Stock, including 2,100 Exchangeable Shares which are exchangeable into 747,600 shares of Common Stock. Mr. Pratt has also been granted an irrevocable proxy to vote 800,000 shares of Common Stock as further explained in Item 6 below. Mr. Pratt, as a Co-Trustee of the Pratt Family Trust, may be deemed to beneficially own the 329,390 shares of Common Stock beneficially owned by the Pratt Family Trust, and as a director and officer of Ontario Ltd, may be deemed to beneficially own the 26,717 shares of Common Stock beneficially owned by Ontario Ltd, which, together with the 603,882 shares of Common Stock directly beneficially owned by Mrs. Pratt that he may be deemed to beneficially own, the 1,262,284 shares of Common Stock he directly beneficially owns and the 800,000 shares of Common Stock for which he holds an irrevocable proxy to vote, constitutes aggregate beneficial ownership of 3,022,273 shares of Common Stock, representing approximately 46.8% of the shares of Common Stock outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own. Excluded from Mrs. Pratt’s beneficial ownership are the shares of Common Stock directly beneficially owned by her spouse, Mr. Pratt, which Mrs. Pratt expressly disclaims beneficial ownership of by virtue of her inability to exercise voting or investment power over such shares of Common Stock.

(b)       Each of the Pratt Family Trust, Mrs. Pratt and Mr. Pratt share the power to vote and dispose of the Common Stock directly beneficially owned by the Pratt Family Trust.

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CUSIP No. 69561N402

Each of Ontario Ltd and Mr. Pratt share the power to vote and dispose of the Common Stock directly beneficially owned by Ontario Ltd.

Each of Mrs. Pratt and Mr. Pratt share the power to vote and dispose of the shares of Common Stock Mrs. Pratt directly beneficially owns.

Mr. Pratt has the sole power to vote and dispose of the shares of Common Stock he directly beneficially owns. Mr. Pratt also has the sole power to vote the 800,000 shares of Common Stock for which he holds an irrevocable proxy to vote.

(c)       The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

(d)       Except for John Smith, the grantor of the irrevocable proxy with respect to 800,000 shares of Common Stock for which Mr. Pratt has been granted the sole authority to vote, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Business Combination, the existing stockholders of emergeIT received exchangeable preferred shares (“Exchangeable Shares”) in the Issuer’s subsidiary ShipTime Canada Inc. Each Exchangeable Share is exchangeable into 356 shares of Common Stock.

On March 4, 2021, Mr. Pratt was granted an irrevocable proxy (the “Irrevocable Proxy”) by John Smith to vote 800,000 shares of Common Stock owned by Mr. Smith until such time as the Board is reconstituted. The Irrevocable Proxy is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 22, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Irrevocable Proxy, dated March 4, 2021.
99.2	Joint Filing Agreement, dated March 22, 2021.

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CUSIP No. 69561N402

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

PRATT FAMILY TRUST

By:	/s/ Barbara Pratt
	Name:	Barbara Pratt
	Title:	Co-Trustee

By:	/s/ Allan Pratt
	Name:	Allan Pratt
	Title:	Co-Trustee

1602256 ONTARIO LIMITED

By:	/s/ Allan Pratt
	Name:	Allan Pratt
	Title:	Director and Officer

/s/ Barbara Pratt
BARBARA PRATT

/s/ Allan Pratt
ALLAN PRATT

10